Exhibit 12
E. I. DU PONT DE NEMOURS AND COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31
	2006	2005	2004	2003	2002

Income before cumulative effect of changes in accounting principles	$3,148	$2,056	$1,780	$1,002	$1,841
Provision for (benefit from) income taxes	196	1,470	(329)	(930)	185
Minority interests in earnings (losses) of consolidated subsidiaries	(15)	37	(9)	71	98
Adjustment for companies accounted for by the equity method	11	(1)	99	360	48
Capitalized interest	(37)	(23)	(17)	(29)	(45)
Amortization of capitalized interest	33	33	365 (a)	119 (a)	59

	3,336	3,572	1,889	593	2,186

Fixed charges:
Interest and debt expense	460	518	362	347	359
Capitalized interest	37	23	17	29	45
Rental expense representative of interest factor	94	88	91	90	82

	591	629	470	466	486

Total adjusted earnings available for payment of fixed charges	$3,927	$4,201	$2,359	$1,059	$2,672

Number of times fixed charges are earned	6.6	6.7	5.0	2.3	5.5

(a)	Includes write-off of capitalized interest associated with exiting certain businesses.